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PRESS INFORMATION                                                    [SAP LOGO]

FOR IMMEDIATE RELEASE

                             Contact:          Gundolf Moritz
                                               SAP AG
                                               011-49-6227-7-44872
                                                  -or-
                                               David Lowy
                                               Taylor Rafferty Associates
                                               212-889-4350


SAP ANNOUNCES 2000 FIRST QUARTER RESULTS

mySAP.com momentum continues in a challenging quarter

WALLDORF, Germany -- April 19, 2000 -- SAP AG (NYSE: SAP), the leading provider of inter-enterprise software solutions, today announced its results for the quarter ended March 31, 2000. In the first quarter of 2000, total revenue rose 10% over the first quarter of 1999 to E1.18 billion (1999 Q1: E1.08 billion). Pre-tax profit in the quarter before charges for the employee stock appreciation rights program (STAR) was up 114% to E334 million (1999 Q1:
E156 million); pre-tax profit including STAR decreased 45% to E95 million (1999 Q1: E172 million). Financial and other non-operating income was E206 million (1999 Q1: E-2 million). Net income for the quarter was down 43% to E56 million (1999 Q1: E98 million).

"SAP was prepared for a challenging first quarter -- and we got it. While we are satisfied with the numbers, we are committed to moving even faster and executing even more effectively," remarked Henning Kagermann, Co-Chairman and CEO of SAP AG. "Competition for web-based products, particularly in the US, has been fierce and we will continue to invest considerable resources to strengthen the mySAP.com momentum. Looking forward, our overall pipeline is healthy and we expect a stronger software sales activity in the second and third quarters."

CONTINUED STRENGTH IN EUROPE

In the first quarter, revenues in the Europe, the Middle East and Africa (EMEA) region increased 15% to E608 million (1999 Q1: E529 million). The
Americas region decreased 3% to E436 million (1999 Q1: E448 million) and in the Asia-Pacific region (APA), revenues were up 40% to E139 million (1999 Q1: E99 million).

Product revenues in the quarter rose 21% to E742 million (1999 Q1:E615 million) including a 4% increase in software license revenue to E369 million (1999 Q1:E355 million); mySAP.com contributed E80 million or 22% of license sales (1999 4Q: 16%). Of the total license sales New Dimensions products comprised E68 million or 18% of license revenues (1999 Q4: 11%). Consulting revenues decreased 3% to E332 million (1999 Q1:E343 million) while training revenues slipped 14% to E95 million (1999 Q1:E110 million).

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BUILDING ON THE mySAP.com FOUNDATION

Alongside many new developments on the product side (see "First Quarter Highlights" below), SAP made several strategic moves in the first quarter to accommodate the rapidly growing market for its Internet offerings. In particular, SAP announced the formation of two new subsidiaries to address the growing markets of business-to-business marketplaces and application hosting; the company launched a global marketing campaign.

The new marketplace company, SAPMarkets, will consolidate all of the mySAP.com Marketplace efforts to provide customers with the technology and cross company integration expertise they need to rapidly bring marketplaces to fruition. The aim of SAPHosting, the new applications service provider (ASP) company is to offer ASP services from SAP and to provide support and quality benchmarks to the expanding network of mySAP.com ASP and hosting partners. SAPHosting will initially focus its efforts in Europe.

"SAP is building the Internet structure for business-to-business collaboration which is the most complete solution available. In the first quarter, we had almost 100 mySAP.com deals, which shows SAP's focus on improving our customers' business performance," commented Hasso Plattner, Co-Chairman and CEO of SAP AG and interim CEO of SAPMarkets. "By forming separate businesses to address our growing and changing markets, we have afforded ourselves the resources and flexibility we need to maintain our market leadership."

In March 2000, SAP launched a multi-million Euro print, television and web-based mySAP.com marketing campaign to demonstrate the unique advantages and ease of use which mySAP.com delivers to an increasing number of non-R/3 users. The message "you can. it does." has been well-received by the rapidly-expanding mySAP.com ecosystem.





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FIRST QUARTER 2000 HIGHLIGHTS

CONTINUOUS SUCCESS OF mySAP.com:

The momentum of mySAP.com continued in the first quarter. New mySAP.com customers in the quarter include: in the US, eBay, State of Arkansas; in Europe, Buderus, Eurotunnel, Hubwoo.com; in Asia/Pacific, Kawasaki Heavy Industry and Sanyo Electric.
mySAP.com comprises the following four elements:

         - mySAP.com WORKPLACE: is a role-based enterprise portal that provides single, unified Web-based access for users' needs in their business role. It empowers users to perform effectively in dynamic, fast-paced, market-driven work environments by putting the exact application, information and services at their fingertips through an interface that is easy to learn, tailor and use.

         - mySAP.com BUSINESS APPLICATIONS: come in the e-commerce, Customer Relationship Management, Supply Chain Management, Business Intelligence, and Enterprise Resource Planning applications area. mySAP.com Business Applications are fully integrated between enterprises and between providers and end consumers.

         - mySAP.com MARKETPLACES: are business hubs on the Internet that provide an infrastructure for collaborative business. More than 5,600 companies have registered with the mySAP.com Marketplace. Together with Deutsche Bank SAP will jointly provide financial and trading services to facilitate collaborative electronic business based on the technology infrastructure of mySAP.com Marketplaces. Deutsche Bank and SAP also plan to jointly create and operate industry-specific marketplaces based on mySAP.com Marketplace technology. SAP and a group of leading global chemical companies announced that they will form an independent joint venture with the goal of creating the leading electronic marketplace for the chemical and pharmaceutical industries using mySAP.com e-business and marketplace technology. Danone and Nestle S. A., world leaders in the food industry, announced the creation of Europe's first Internet marketplace for e-procurement in the consumer goods sector. This marketplace is scheduled to go live in July this year and will be based on the mySAP.com e-business platform.

         - APPLICATION HOSTING WITH mySAP.com: provides access to mySAP.com applications and solutions via networks. Companies of all industries and of various sizes are embracing the SAP hosting business model to take advantage of the lower cost of ownership and rapid deployment of Internet business solutions.

YOU CAN. IT DOES.

SAP launched a major global advertising campaign during the first quarter. The campaign, which includes a strong mix of TV, print and on-line media, is part of SAP's communication programme developed to build mySAP.com into a powerful brand. The new tag line -- "you can. it does." -- is designed to encapsulate the real empowerment provided to both businesses and individuals through the use of mySAP.com and the Internet. The campaign will run throughout 2000.


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SAPMARKETS

SAP announced in March the formation of a new subsidiary -- SAPMarkets -- dedicated to creating and powering globally interconnected Business-to-Business marketplaces on the Internet. Following the successful introduction of mySAP.com last year, this move underlines a new quality in developing, marketing and operating Internet-based marketplaces and providing collaborative business solutions. The new company will operate globally with headquarters in Palo Alto, California and is expected to open for business in May 2000.

CEBIT

mySAP.com was the central theme for SAP at this year's CeBIT in Hannover, the world's largest information technology trade fair. At CeBIT, SAP announced the creation of a new company, SAPHosting, which will be dedicated to the rapidly growing Internet application service provider (ASP) and application hosting business.





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FIRST QUARTER KEY FIGURES




                                                                  Q1 2000       Q1 1999      % Change
                                                                  -------       -------      --------
Revenues (E mill.) .............................................      1,183        1,076           10
Income before taxes (E mill.) ..................................         95          172         - 45
Net profit (E mill.) ...........................................         56           98         - 43
Headcount as of Mar. 31 ........................................     22,298       20,406            9
 - in Germany (operational) ....................................      3,497        3,050           15

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to the Company are intended to identify such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 1999 filed with the SEC on April 7, 2000. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates

SAP AG preference and common shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the US, SAP's American Depositary Receipts (ADRs), each worth one-twelfth of a preference share, trade on the New York Stock Exchange under the symbol "SAP". SAP is a component of the DAX, the index of 30 German blue chip companies.

Information on the SAP AG preference shares is available on Bloomberg under the symbol SAP3 GR, on Reuters under SAPG_p.F or DE and on Quotron under SAGVD.EU. Information on the SAP common shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG's home page: http://www.sap.com.

                                      # # #
                               (Tables to follow)




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SAP GROUP
PRELIMINARY INCOME STATEMENT - FIRST QUARTER
(IN E MILLIONS)

                                                                          2000           1999           D
                                                                          ----           ----           -
         Software revenue .........................................          369           355            4%
         Maintenance revenue ......................................          373           260           43%
      Product revenue .............................................          742           615           21%
         Consulting revenue .......................................          332           343           -3%
         Training revenue .........................................           95           110          -14%
      Service revenue .............................................          427           453           -6%
      Other revenue ...............................................           14             8           75%
                                                                          ------         -----        ------
TOTAL REVENUE .....................................................        1,183         1,076           10%
                                                                          ------         -----        ------
      Cost of product .............................................         -126           -97           30%
      Cost of service .............................................         -366          -394           -7%
      Research and development ....................................         -194          -140           39%
      Sales and marketing .........................................         -288          -228           26%
      General and administration ..................................          -74           -47           57%
      Other income/expenses, net ..................................           -7           -12          -42%
                                                                          ------         -----        ------
TOTAL OPERATING EXPENSE EXCL. STAR ................................       -1,055          -918           15%
                                                                          ------         -----        ------
      STAR expense ................................................         -239            16        -1594%
                                                                          ------         -----        ------
TOTAL OPERATING EXPENSE INCL. STAR ................................       -1,294          -902           43%
                                                                          ------         -----        ------
OPERATING INCOME ..................................................         -111           174         -164%
                                                                          ------         -----        ------
Other non-operating income/expenses, net ..........................          -32            -6          433%
Financial income, net .............................................          238             4         5850%
                                                                          ------         -----        ------
ICOME BEFORE INCOME TAXES .........................................           95           172          -45%
                                                                          ------         -----        ------
Income taxes ......................................................          -38           -74          -49%
                                                                          ------         -----        ------
Minority interest .................................................           -1             0
NET INCOME ........................................................           56            98          -43%
                                                                          ------         -----        ------
BASIC EARNINGS PER SHARE (IN E)
      Ordinary shares .............................................         0.53          0.92          -42%
      Preference shares ...........................................         0.56          0.95          -41%
                                                                          ------         -----        ------

DSO (IN DAYS) .....................................................          106           108
                                                                          ------         -----


FIGURES ARE REPORTED ACCORDING TO US-GAAP.



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SAP GROUP
PRELIMINARY CONSOLIDATED BALANCE SHEET - FIRST QUARTER
(IN E MILLIONS)


ASSETS


                                                                                  03/31/2000      12/31/1999
                                                                                  ----------      ----------

INTANGIBLE ASSETS ..........................................................           122            120
PROPERTY, PLANT AND EQUIPMENT ..............................................           807            794
FINANCIAL ASSETS ...........................................................           455            610
                                                                                    ------         ------
FIXED ASSETS................................................................         1,384          1,524
INVENTORIES/ACCOUNTS RECEIVABLES............................................         1,919          2,157
LIQUID ASSETS...............................................................         1,566            810
CURRENT ASSETS..............................................................         3,485          2,967
DEFERRED TAXES..............................................................           392            284
PREPAID EXPENSES............................................................            88             52
                                                                                    ------         ------
TOTAL ASSET.................................................................         5,349          4,827
                                                                                    ======         ======



SHAREHOLDERS' EQUITY AND LIABILITIES


                                                                                  03/31/2000      12/31/1999
                                                                                  ----------      ----------

SHAREHOLDERS' EQUITY .......................................................         2,525          2,559
MINORITY  INTEREST .........................................................             9              9
RESERVES AND ACCRUED LIABILITIES ...........................................         1,326          1,326
OTHER LIABILITIES ..........................................................           621            671
DEFERRED INCOME ............................................................           868            310
                                                                                    ------         ------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES .................................         5,349          4,827
                                                                                    ======         ======



FIGURES ARE REPORTED ACCORDING TO US-GAAP.